

May 1, 2024

Anna Cross
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

      Re: Barclays PLC
            Form 20-F for for the fiscal year ended December 31, 2023
            Response dated April 19, 2024
            File No. 001-09246

Dear Anna Cross:

We have reviewed your April 19, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024 letter.

Form 20-F for the fiscal year ended December 31, 2023

Financial Review, page 300

1. We note your proposed revised disclosure clarifies that only the overall net risk of Barclays is hedged with external derivatives and that the structural hedge is a part of the overall risk management activities which include non-structural hedging and offsetting flows from other risk management activities. Please tell us in detail and revise your proposed disclosure related to the impact of the structural hedge on net interest income to clarify if these amounts are based on the net risk managed with external derivatives or whether the amounts relate to the gross risk managed internally with the Treasury. If it represents the gross risk managed internally, please explain to us why you believe this is the relevant metric considering the guidance in paragraph 6.2.3 of IFRS 9 and considering that the financial impact of internal hedges is eliminated and therefore this disclosed impact is not reported in consolidated Group net interest income.

2. We note your proposed revised disclosure that net structural hedge contributions of

£(8,209)m (2022: £(1,544)m) are included in Group net interest income. Please tell us whether these amounts represent the net losses transferred from Other Comprehensive Income and represent the net gains or losses recognized in the income statement related to the structural hedge. If the amounts do not represent that, please clarify for us what they represent and how they were calculated and tell us why you believe this information is more relevant for investors as compared to the amount recognized in the income statement related to the structural hedge.

3.   Please tell us and revise your proposed revised disclosure to clarify in which line item (e.g., interest and similar income or interest and similar expense) gross and net structural hedge contributions are recognized.

4.   We note you disclose gross structural hedge contributions which represent the absolute interest income earned from the fixed receipts on the swaps in the structural hedge. Please explain to us how management uses this metric and why management believes this metric provides useful information for investors.

5.   We note the statement in your response that "these derivatives are accounted for under IFRS 9 mandatorily at fair value through profit and loss." We also note the statement in your response that the net externalised position is captured within the cash flow hedge. Please clarify for us, which derivatives you are referring to as being accounted for as mandatorily at fair value through profit and loss and reconcile that statement with other statements in the response and proposed revised disclosure that appears to state that the structural hedge is accounted for as a cash flow hedge in other comprehensive income.

   Please contact Benjamin Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance